FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated September 8, 2004, titled “PROVIDA Reports a Material Event. ”

Item 1

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, September 8, 2004

PROVIDA REPORTS A MATERIAL EVENT

     Today, Wednesday September 8, 2004, Mr. Gustavo Alcalde, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with the stipulations in articles 9 and 10 of Law 18,045 and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised that today, the Shareholders Meeting of AFP Provenir S.A., in the Dominican Republic, a company in which Provida Internacional S.A., a subsidiary of AFP Provida S.A., has a 70% equity interest, approved the merger by absorption of AFP Porvenir S.A. by BBVA Crecer AFP, also in the Dominican Republic. The appraisal of both companies resulted in an exchange of 1 share in AFP Porvenir S.A. for 1 share in BBVA Crecer AFP. As a consequence of the foregoing, Provida Internacional S.A. will retain a 35% equity interest in BBVA Crecer AFP after the merger. Banco Bilbao Vizcaya Argentaria S.A., which has a 70% equity interest in BBVA Crecer AFP, will retain a 35% interest in the equity capital of the merged company while the Progreso Group, a Dominican financial group, which now has a 30% interest in both companies, will retain 30% in the merged company.

Santiago, Chile, September 8, 2004.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: September 9, 2004	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: September 9, 2004	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.